UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Resumption of competitive processes that result in sale of control

Rio de Janeiro, January 17, 2019 - Petróleo Brasileiro S.A - Petrobras, following up on the Material Facts disclosed on 07/03/2018, informs that its Executive Board has decided to resume the competitive processes for the sale of a 90% stake in Transportadora Associada de Gás S.A (“TAG”), sale of 100% of Araucária Nitrogenados S.A (“ANSA”) and formation of partnerships in refining.

Regarding the divestment of TAG, whose respective competitive process was also suspended by a decision of the 4th Panel of the Federal Regional Court of the 5th Region, according to press release of 06/05/2018, it was taken into account the decision by the Superior Court of Justice of 01/15/2019, which complied with a request made by the Federal Government for reversal of the decision.

Furthermore, it was also taken into consideration the opinion of the Federal Audit Court (“AGU”), in which it concludes that Petrobras meets the requirements placed in the scope of the analysis by the Federal Supreme Court in ADI 5624 MC/DF, since it holds a legislative authorization to sell its subsidiaries and obeys the constitutional principles when divesting according to the procedure of Decree 9188 / 2017, which regulates certain provisions of the State Law (Law 13303 / 2016) and establishes the rules of governance, transparency and good market practices for the adoption of a special regime of asset divestments by federal mixed-capital companies.

Petrobras reinforces the importance of the Partnerships and Divestments Program to reduce its level of indebtedness and generate value through active portfolio management, in line with its Strategic Plan and 2019-2023 Business and Management Plan.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer